Exhibit 99.1

FLIR Systems, Inc. and Foresight Sign Agreement to Develop, Market and Distribute QuadSight® Vision System

FLIR Systems will utilize its strong relationships within the automotive industry to promote sales of the QuadSight system.

Ness Ziona, Israel – April 1st, 2020 - Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX), an innovator in automotive vision systems, announced today the signing of an agreement with FLIR Systems Inc. (Nasdaq: FLIR). FLIR is the world’s largest and leading commercial company specializing in the design and production of thermal imaging cameras, components, and imaging sensors. According to the agreement, the parties will establish a strategic cooperation plan for the development, marketing and distribution of Foresight’s QuadSight® vision system, combined with FLIR Systems’ infrared cameras, to a wide range of prospective customers. As part of the agreement, Foresight will exclusively purchase its thermal cameras from FLIR for all systems to be commercialized worldwide.

Foresight will participate in the “Thermal by FLIR” program, a cooperative product development, marketing and product supply program that supports original equipment manufacturers (OEMs) and product innovators who use FLIR thermal imaging sensors in their products. As part of the program, Foresight will include the FLIR brand on its products. Current “Thermal By FLIR” partners include Panasonic, Bullitt Group, Blackview and other multinational companies.

“We are seeing a clear and growing global demand for our technology,” said Haim Siboni, CEO of Foresight. “This collaboration agreement will offer us the ability to work directly with OEMs and open new opportunities for our technology. FLIR Systems’ established technology, market position, and reputation will serve to advance the QuadSight system throughout the world.”

“Foresight’s unique QuadSight system, comprised of four thermal and visible-light cameras, showcases the capability of FLIR thermal cameras to greatly improve ADAS and autonomous vehicle safety through improved situational awareness at night, in high-contrast scenes and in bad weather,” said Paul Clayton, General Manager of Solutions Line of Business at FLIR. “The QuadSight system generates precision thermal and visible-light point clouds which contain the distance to objects in the scene which solves many of the navigation problems associated with safer ADAS and autonomous vehicles.”

FLIR Systems, which currently has thermal cameras installed in more than 750,000 automobiles through its Tier One supplier, will utilize its strong relationships within the automotive industry to determine the level of integration of the QuadSight system best suited for its manufacturing partners. This includes offering end-to-end technical expertise ranging from thermal imaging hardware to machine vision development of thermal imaging datasets both in virtual and physical environments.

Both companies will cooperate technologically to optimize the performance of FLIR Systems’ thermal cameras within the QuadSight system in order to achieve the best results under harsh weather and lighting conditions and to develop automotive connectivity solutions.

About QuadSight®

The QuadSight system was launched in January 2018 at the Consumers Electronics Show in Las Vegas. Foresight regards QuadSight as the industry’s most accurate quad-camera vision system, offering exceptional obstacle detection for semi-autonomous and autonomous vehicle safety. Through sensor fusion, QuadSight leverages reflected light from visible-light cameras with thermal energy captured by long-wave infrared cameras for robust accurate object detection of any shape, form or material, in all weather and lighting conditions - including complete darkness, rain, haze, fog and glare. By adapting field-proven security technology that has been deployed for almost two decades, QuadSight offers autonomous vehicles perception capabilities beyond those of human vision and reduces the likelihood of accidents and injuries.

About Foresight

Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX), founded in 2015, is a technology company engaged in the design, development and commercialization of sensors systems for the automotive industry. Through the company’s wholly owned subsidiaries, Foresight Automotive Ltd. and Eye-Net Mobile Ltd., Foresight develops both “in-line-of-sight” vision systems and “beyond-line-of-sight” cellular-based applications. Foresight’s vision sensor is a four-camera system based on 3D video analysis, advanced algorithms for image processing, and sensor fusion. Eye-Net Mobile’s cellular-based application is a V2X (vehicle-to-everything) accident prevention solution based on real-time spatial analysis of clients’ movement.

The company’s systems are designed to improve driving safety by enabling highly accurate and reliable threat detection while ensuring the lowest rates of false alerts. Foresight is targeting the semi-autonomous and autonomous vehicle markets and predicts that its systems will revolutionize automotive safety by providing an automotive-grade, cost-effective platform and advanced technology.

For more information about Foresight and its wholly owned subsidiary, Foresight Automotive, visit www.foresightauto.com, follow @ForesightAuto on Twitter, or join Foresight Automotive on LinkedIn.

About FLIR Systems

Founded in 1978, FLIR Systems is a world-leading industrial technology company focused on intelligent sensing solutions for defense, industrial, and commercial applications. FLIR Systems’ vision is to be “The World’s Sixth Sense,” creating technologies to help professionals make more informed decisions that save lives and livelihoods. For more information, please visit www.flir.com and follow @flir.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Foresight is using forward-looking statements in this press release when it discusses the terms of any agreement between Foresight and FLIR; that the parties will establish a strategic cooperation plan; that as part of the agreement, Foresight will exclusively purchase its thermal cameras from FLIR; that Foresight will participate in the “Thermal by FLIR” program; that Foresight will include the FLIR brand on its products; that the collaboration agreement will offer Foresight the ability to work directly with OEMs and open new opportunities for groundbreaking technology; that FLIR Systems’ established technology, market position, and reputation will serve to advance the QuadSight system throughout the world; that both companies will cooperate technologically to optimize the performance of FLIR Systems’ thermal cameras within the QuadSight system in order to achieve the best results under harsh weather and lighting conditions and to develop automotive connectivity solutions; and that Foresight predicts that its systems will revolutionize automotive safety by providing an automotive-grade, cost-effective platform and advanced technology. Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Foresight’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 31, 2020, and in any subsequent filings with the SEC. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Foresight is not responsible for the contents of third party websites.

Investor Relations Contact:
Miri Segal-Scharia
CEO
MS-IR LLC
msegal@ms-ir.com
917-607-8654

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